Filed by The AES Corporation
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                            Subject Company: The AES Corporation
                                                  Commission File No.: 001-12291


ON JULY 17, 2000 (CORRECTED DATE) THE AES CORPORATION ISSUED THE FOLLOWING PRESS
RELEASE:


                              AES TO ACQUIRE IPALCO
                       Adds 3,000 MW in the Midwest Market

ARLINGTON, VA and INDIANAPOLIS, IN, July 17, 2000 -- The AES Corporation (NYSE:
AES) and IPALCO Enterprises (NYSE: IPL) announced today that they have entered into an agreement whereby AES will acquire IPALCO Enterprises, Inc. for $25.00 per share in a stock-for-stock transaction valued at approximately $2.15 billion plus the assumption of $890 million of debt and preferred stock. IPALCO is a utility holding company headquartered in Indianapolis, Indiana, whose primary subsidiary, Indianapolis Power & Light, is an integrated electric utility that owns and operates 3,000 megawatts of coal-fired generation and provides retail electric service to 433,000 customers in and around Indianapolis.

Under the terms of the agreement, upon closing, each share of IPALCO common stock will be exchanged for a number of AES shares such that IPALCO shareholders will receive a fixed value of $25.00 per IPALCO share. Based on recent trading prices, AES would be issuing approximately 43 million shares (an exchange ratio of approximately 0.50 AES shares per IPALCO share). The final exchange ratio will be determined five business days prior to closing, based upon the average daily closing prices of AES common stock for the preceding twenty trading days and capped at approximately 0.80 AES shares per IPALCO share. The transaction is expected to be tax-free to IPALCO shareholders, accounted for as a pooling-of-interests and immediately accretive to AES earnings per share. Upon closing, IPALCO will become a wholly-owned subsidiary of AES with its headquarters remaining in Indianapolis.

Mr. Dennis W. Bakke, President and Chief Executive Officer of AES, stated "We are thrilled to be in the Indiana market and look forward to working with the people of IPALCO, the local communities and serving the people of Central Indiana. We plan to further develop the solid foundation of customer service and community involvement IPALCO has built over the years."

Mr. Tom Tribone, Executive Vice President of AES, said "We're proud to become a part of the Indianapolis community. We are adding 3,000 megawatts of some of the best, low-cost generating plants in the Midwest and a highly respected brand name to the AES family. We were particularly attracted by the competence and can-do spirit of the people of IPALCO."

Mr. John R. Hodowal, IPALCO Chairman and CEO stated "This transaction is a positive development for our shareholders, employees, customers and communities. Additionally, IPALCO believes that by adding AES's global experience and resources to our own local utility expertise, IPALCO will be able to offer its individual customers and its communities better and broader services at competitive prices."

The transaction is subject to certain conditions, including receipt of the approval of IPALCO shareholders and receipt of regulatory approvals, including that of the Federal Energy Regulatory Commission and the Securities and Exchange Commission. The parties anticipate receiving regulatory approvals and closing the transaction by early 2001. Additionally, as part of the SEC approval process, AES expects to restructure its ownership interests in CILCORP within a specified period of time in order to continue as an exempt holding company under the Public Utility Holding Company Act of 1935.

Lehman Brothers, Inc. acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as counsel to AES.

UBS Warburg LLC acted as financial advisor and Cravath, Swaine & Moore and Barnes & Thornburg acted as counsel to IPALCO.

Business development milestones in 2000 include the following:

o In June, AES acquired a controlling interest in Electricidad de Caracas, an integrated electricity company serving Caracas, Venezuela.

o In June, a subsidiary of AES completed an $815 million non-recourse financing for a circulating fluidized bed coal-fired facility currently being built on the south coast of Puerto Rico.

o In May, a subsidiary of AES acquired 100% of Tractebel Power Ltd., ("TPL") from Tractebel S.A. With this transaction, AES owns approximately 92% of NIGEN's common stock.

o In May, AES announced that it won a bid to purchase a 70% interest in the 1,580 MW Mohave Generating Station in Laughlin, Nevada for approximately $667 million.

o In April, AES announced it intends to launch a tender offer to acquire all outstanding common and preference shares of Brazilian generation company Compania de Geracao de Energia Eletrica Tiete ("Tiete").

o In March, a subsidiary of AES acquired for $8 million, GeoUtilities Inc., an internet-based superstore for energy, telecom and other vital services.

o In March, a subsidiary of AES completed a financing associated with 823 MW of generating facilities in the Republic of Georgia. The financing included the acquisition of the 600 MW Garabandi thermal plant and the establishment of 25-year concessions for the Khrami I and II hydro stations, which have a combined capacity of 223 MW.

o In March, a subsidiary of AES, completed a $440 million non-recourse project financing for AES Red Oak, an 832 MW natural gas-fired combined cycle plant in Sayreville, New Jersey.

o In February, AES announced that it had entered into an agreement to acquire a 59% stake in the 1,000 MW hydroelectric facility of Hidroelectrica Alicura S.A. ("Alicura") in Argentina from Southern Energy, Inc. ("SEI").

o In February, AES announced that a subsidiary had reached an agreement with the Bulgarian state-owned electric utility NEK, that will allow AES to build, own, operate and transfer a $750 million lignite-fired power plant.

o In January, a subsidiary of AES agreed to acquire 59% of the outstanding preferred (non-voting) shares of Eletropaulo S.A. ("Eletropaulo").

o In January, a subsidiary of AES and Caterpillar Inc. reached a service agreement for multiple energy products that will result in the construction of a 45 MW cogeneration plant in Mossville, Illinois.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Colombia, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and forty one facilities totaling over 48 gigawatts of capacity. AES' electricity distribution network has over 957,000 km of conductor and associated rights of way and sells over 135,000 gigawatt hours per year to over 19 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

AES is dedicated to providing electricity worldwide in a socially responsible way.

IPALCO Enterprises is a multi-state energy company providing a variety of energy products and services. Its regulated subsidiary, Indianapolis Power & Light Company, provides retail electric service to approximately 430,000 residential, commercial and industrial customers in Indianapolis, Indiana, and other central Indiana communities.

Investors and security holders are urged to read the disclosure document regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The disclosure document will be filed with the Securities and Exchange Commission by AES and security holders may obtain a free copy of the proxy statement (when it is available) and other documents filed by AES with the Commission at the Commission's website at www.sec.gov. The disclosure statement and these other documents may also be obtained free of charge from AES and IPALCO Enterprises by directing a request to Shareholder Services, P.O. Box 798, Indianapolis, IN 46206-0798 or by calling 1-800-877-0153 or by e-mailing shareholder@ipalco.com.